UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-39456

Foley Trasimene Acquisition Corp. II

(Exact name of registrant as specified in its charter)

1701 Village Center Circle

Las Vegas, NV

(702) 323-7330

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one share of Class A common stock and one-third of one Warrant

Class A common stock, par value $0.0001 per share

Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of

$11.50 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One (1)*.

*

On March 30, 2021, Paysafe Limited, an exempted limited company incorporated under the laws of Bermuda (the “Company”), completed a business combination pursuant to the Agreement and Plan of Merger, dated as of December 7, 2020, entered into by and among Paysafe Merger Sub Inc., a Delaware corporation and direct, wholly owned subsidiary of the Company (“Merger Sub”), Paysafe Bermuda Holding LLC, a Bermuda exempted limited liability company, Pi Jersey Holdco 1.5 Limited, a private limited company incorporated under the laws of Jersey, Channel Islands, Paysafe Group Holdings Limited, a private limited company incorporated under the laws of England and Wales and Foley Trasimene Acquisition Corp. II (“FTAC”), providing for the merger of Merger Sub with and into FTAC, following which FTAC became a wholly-owned subsidiary of the Company.

Pursuant to the requirements of the Securities Exchange Act of 1934, Foley Trasimene Acquisition Corp. II has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	April 12, 2021	By:	/s/ Eli Nagler
			Name:	Eli Nagler
			Title:	President